03011367

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51555

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON
(No. and Street)

SOUTHLAKE, (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817)421-5400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name — if individual, state last, first, middle name)

1425 W. PIONEER, SUITE 112 (Address) IRVING, (City) TEXAS (State) 75061 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- *☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- *☐ (m) A copy of the SIPC Supplemental Report.
- *☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*EXEMPT, NOT APPLICABLE OR NONE.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOVERNMENT CAPITAL
SECURITIES CORPORATION
FINANCIAL REPORT
DECEMBER 31, 2002 and 2001

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

MEMBERSHIPS:
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.
R.C. Neal PC
Irving, Texas
February 22, 2003

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2002 and 2001

ASSETS

	2002	2001
CASH	$ 22,868	$ 37,930
PREPAID EXPENSES AND DEPOSITS	3,127	3,297
DEFERRED TAX BENEFIT	2,895	3,105
TOTAL CURRENT ASSETS	28,890	44,332
ORGANIZATION COSTS		
Net of accumulated amoritization of $7,600 and $5,700 respectively	1,900	3,800
TOTAL ASSETS	$ 30,790	$ 48,132

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
ACCRUED EXPENSES	$ 6,730	$ 4,584
ACCRUED TAXES	3,270	5,416
TOTAL CURRENT LIABILITIES	10,000	10,000
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	10,790	28,132
TOTAL STOCKHOLDER'S EQUITY	20,790	38,132
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 30,790	$ 48,132

The accompanying notes are an integral part of the financial statements.

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
REVENUES		
Commissions	$ 100,000	$ 283,500
EXPENSES		
Legal and professional fees	15,341	110,114
Salaries and related taxes	2,699	37,241
General and administrative	10,817	12,190
	28,857	159,545
INCOME BEFORE INCOME TAXES	71,143	123,955
INCOME TAXES	15,298	34,988
NET INCOME	$ 55,845	$ 88,967

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2000	1,000	$ 10	$ 9,990	$ 29,473	$ 39,473
Net Income	-	-	-	88,967	88,967
Dividends Paid	-	-	-	(90,308)	(90,308)
Balance at December 31, 2001	1,000	10	9,990	28,132	38,132
Net Income	-	-	-	55,845	55,845
Dividends Paid	-	-	-	(73,187)	(73,187)
Balance at December 31, 2002	1,000	$ 10	$ 9,990	$ 10,790	$ 20,790

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 55,845	$ 88,967
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	1,900	1,900
Net (increase) decrease in:		
Deferred tax benefit	210	(620)
Prepaid expenses and deposits	170	(1,453)
Net increase (decrease) in:		
Accrued expenses	-	1,823
Net cash provided by operating activities	58,125	90,617
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to parent corporation	(73,187)	(90,308)
NET CASH USED FOR FINANCING ACTIVITIES	(73,187)	(90,308)
NET (DECREASE) INCREASE IN CASH	(15,062)	309
CASH AT BEGINNING OF PERIOD	37,930	37,621
CASH AT END OF PERIOD	$ 22,868	$ 37,930
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 17,234	$ 33,369

The accompanying notes are an integral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORTATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

GOVERNMENT CAPITAL SECURITIES CORPORTATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings. Commissions are earned only after the bond offerings are complete.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to prepaid expenses which are expensed for income tax purposes and capitalized for financial statement purposes and accrued expenses which are deducted for financial statement purposes but not for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company operated in the state of Texas in 2002 and 2001 which has no minimum requirement. The Company had net capital of $12,868 and $27,930 at December 31, 2002 and 2001 respectively, which exceeds the $5,000 minimum required. The Company was also in compliance with their ratio of aggregate indebtedness at December 31, 2002 and 2001.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with its parent corporation and, as a result, certain overhead expenses are borne by the Company. The Company was allocated $4,756 in 2001, for overhead and management fees, which is included in general and administrative expenses in the accompanying statement of income.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2002	2001
Federal income tax		
Current income tax	$ 11,813	$ 30,192
Deferred income tax (benefit)	210	(620)
Federal income tax	12,023	29,572
State franchise tax	3,275	5,416
Total taxes	$ 15,298	$ 34,988

The Company files a consolidated income tax return with its parent corporation. The Company recognized its share of the consolidated income tax based on the federal statutory income tax rates and reimbursed the parent corporation for that amount which was $11,813 and $30,192 for the years ended December 31, 2002 and 2001, respectively.

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The sources of deferred tax assets and liabilities as of December 31 are as follows:

	2002	2001
Accrued expenses	$ 3,400	$ 3,400
Prepaid expenses	(505)	(295)
Deferred tax benefit	$ 2,895	$ 3,105

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 20,790
Less nonallowable assets:	
Prepaid expenses and deposits	3,127
Deferred tax benefit	2,895
Organization costs	1,900
TOTAL NET CAPITAL	12,868
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required under Rule 15c3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$ 7,868
AGGREGATE INDEBTEDNESS	$ 10,000
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	.78

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2002

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$12,868
DIFFERENCES	-0-
NET CAPITAL PER FINANCIAL STATEMENTS	$ 12,868

R.C. NEAL, P.C.
CERTIFIED PUBLIC ACCOUNTANT

1425 W. PIONEER, SUITE 112 • IRVING, TEXAS 75061 • (972) 259-5757

MEMBERSHIPS:
American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants

Board of Directors
Government Capital Securities Corporation

In planning and performing our audit of the financial statements of Government Capital Securities Corporation for the period ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure design or operation of the specific internal control structure elements do not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

R.C Neal PC

R.C. Neal, PC
February 22, 2003